Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup, Denmark

October 10, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Wyman
Lisa Vanjoske
Irene Paik
Erin Jaskot

Re:	Ascendis Pharma A/S
Form 20-F for the Year Ended December 31, 2016
Filed March 22, 2017
File No. 001-36815

Ladies and Gentlemen:

This letter is to confirm the receipt of your letter dated September 26, 2017 (the “SEC Comment Letter”) regarding the Annual Report on Form 20-F for the year ended December 31, 2016 of Ascendis Pharma A/S (the “Company”). The Company plans to provide you with a response to the SEC Comment Letter on or before October 25, 2017.

If you have any questions regarding the foregoing, please call Mark V. Roeder of Latham & Watkins LLP at (650) 463-3043 or the undersigned at (650) 422-3594.

Very truly yours,

/s/ Scott T. Smith
Scott T. Smith
Senior Vice President, Chief Financial Officer

cc:	Michael Wolff Jensen
Mark V. Roeder